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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ANNOUNCES FIRST-QUARTER FINANCIAL RESULTS

        HAMILTON, BERMUDA, May 5, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) today reported a net loss of $4.3 million for the first quarter of 2004, or $0.10 per diluted share. This compares with a net loss for the same quarter of last year of $19.8 million, or $0.48 per diluted share. Revenues for the first quarter of 2004 totaled $702.3 million compared with $810.9 million in the first quarter of last year. Consolidated earnings before income taxes, interest expense, depreciation and amortization (EBITDA) for the first quarter of 2004 were $42.6 million compared with $19.2 million in the first quarter of 2003.

        The quarter's results included a pre-tax, non-cash asbestos gain of $11.7 million, pre-tax charges of $24.6 million for the re-evaluation of the profit estimate on one contract, and pre-tax charges of $9.7 million for professional service expenses and severance benefits driven by the company's balance sheet and operational restructuring process. The quarter's results also included a pre-tax gain of $10.5 million on the sale of certain power project development rights. While the sale of the power project development rights is recorded as a one-time gain, the business in Italy has historically developed and sold such project rights, and is continuing to actively develop other project rights that are expected to be offered for sale in the future. Last year's quarter included a pre-tax gain of $15.3 million on the sale of the assets of the environmental business, pre-tax charges of $16.6 million for professional services and severance benefits, and pre-tax charges of $17.9 million for re-evaluation of contract cost estimates and other provisions. Assuming the successful close of the equity for debt exchange offer, the company anticipates balance sheet and operational restructuring expenses will decline significantly in the second half of the year.

        "Overall, I am very pleased with our accomplishments so far this year," said Raymond J. Milchovich, chairman, president and chief executive officer. "We previously announced the structure of our proposed equity for debt exchange and expect that we will begin soliciting security holders within the next two weeks. Completing this recapitalization is essential to provide the balance sheet needed to support our operating companies and to enhance client confidence. Our objective is to close the exchange offer by mid-June."

        "With the exception of one contract being managed by our European power unit that resulted in the charge highlighted above, I am very pleased with the operating performance and EBITDA delivered by our operating companies during the quarter, which generally met our expectations and our business plan," continued Mr. Milchovich.

Worldwide Cash and Domestic Liquidity

        Worldwide, total cash and short-term investments at the end of the quarter were $453.8 million, compared with $430.2 million at year-end 2003, and $472.9 million at the end of the first quarter of 2003. The quarter-end cash and short-term investments included $355.8 million held by non-U.S. subsidiaries. As of March 26, 2004, the company's indebtedness was $1.0 billion, essentially flat with year-end 2003 and down $83 million from the end of the first quarter of 2003.

        "Our domestic liquidity, which includes cash and unused credit line availability, strengthened in the quarter and is forecast to remain sufficient throughout 2004," commented Mr. Milchovich. "A major contributor has been the Oak Ridge waste processing facility we constructed and currently operate for the U.S. Department of Energy. Operations are exceeding our expectations and we have already collected the full capital recovery that was forecast to be received during the first nine months of this year."

Bookings and Segment Performance

        New orders booked during the first quarter of 2004 were $629.9 million, compared with $476.3 million in the first quarter of last year. The company's backlog at the end of the first quarter of 2004 was $2.1 billion, compared with $2.3 billion at year-end 2003 and $3.5 billion at the end of the first quarter of 2003.

        First-quarter new bookings for the Engineering and Construction (E&C) Group were $473.5 million, up substantially from $262.8 million during the year-ago quarter and at the highest level for our current E&C businesses in over two years. The Group's quarter-end backlog was $1.3 billion, flat with year-end 2003 and down $0.9 billion compared with $2.2 billion at the end of the first quarter of 2003. Revenues for the E&C Group in the first quarter of 2004 were $420.4 million, compared with $482.8 million in the first quarter of 2003. The Group's EBITDA was $33.1 million this quarter, up substantially compared with $12.1 million for the same period last year. Last year's EBITDA included the $15.3 million gain on the sale of the assets of the environmental business, severance costs of $2.8 million and charges of $21.1 million for revisions to the estimates on the environmental contracts that were retained. Included in EBITDA for this quarter was the gain of $10.5 million on the sale of the development rights on a project in Italy.

        New bookings in the first quarter for the Energy Group were $156.3 million, compared with $210.1 million in first quarter 2003. Backlog at quarter-end was $813 million, compared with $946 million at year-end 2003 and $1.3 billion at the end of the first quarter of 2003. Energy Group revenues for the quarter were $269.8 million, compared with $326.4 million in the same quarter of 2003. The Group's EBITDA for the quarter was $17.0 million compared with $30.5 million last year. Included in EBITDA for this quarter was a charge of $24.6 million for the re-evaluation of the profit estimate on a fixed price power contract in Europe. The impact of lower revenues was essentially offset by the favorable impact of cost reductions and better execution on existing projects in North America.

Non-Cash Amounts Related to Asbestos

        The company settled with additional asbestos insurance carriers during the first quarter of 2004 reversing $11.7 million of a $68.1 million non-cash charge recorded in the fourth quarter of 2003. The company expects to settle with an additional insurance carrier during the second quarter, bringing the total amount of the 2003 charge to be reversed to $15 million, as anticipated. The company plans to continue its strategy of settling with insurance carriers by monetizing policies or arranging coverage in place agreements. This strategy is designed to reduce future cash payments from the company to cover asbestos liabilities. The company continues to project that it will not be required to fund any asbestos liabilities from its cash flow for at least six years.

Calculation of EBITDA

        Management uses several financial metrics to measure the performance of the company's business segments. EBITDA is a supplemental, non-generally accepted accounting principle (GAAP) financial measure. EBITDA is defined as earnings (loss) before taxes, interest expense, depreciation and amortization. The company presents EBITDA because it believes it is an important supplemental measure of operating performance. A reconciliation of EBITDA, a non-GAAP financial measure, to net earnings/(loss), a GAAP measure, is shown below.

RECONCILIATION OF EBITDA TO NET EARNINGS/(LOSS)
(In Thousands of Dollars)

        Three months ended March 26, 2004

	E&C	Energy	Corporate & Financial	Total
EBITDA	33,084	17,013	(7,470)	42,627
Less: Interest Expense*	268	4,762	20,402	25,432
Less: Depreciation and amortization	2,254	5,150	645	8,049

Earnings/(Loss) before income taxes	30,562	7,101	(28,517)	9,146
Less: Provision/(benefit) for income taxes	10,125	8,000	(4,681)	13,444

Net earnings/(loss)	20,437	(899)	(23,836)	(4,298)

	E&C	Energy	Corporate & Financial	Total
EBITDA	12,148	30,486	(23,392)	19,242
Less: Interest Expense*	(630)	4,868	17,556	21,794
Less: Depreciation and amortization	2,973	5,824	1,013	9,810

Earnings/(Loss) before income taxes	9,805	19,794	(41,961)	(12,362)
Less: Provision/(benefit) for income taxes	2,967	6,497	(2,006)	7,458

Net earnings/(loss)	6,838	13,297	(39,955)	(19,820)

*
Includes interest expense on subordinated deferrable interest debentures in 2004, mandatorily redeemable preferred security distributions of subsidiary trust in 2003 and amortization of bank fees

        The company believes that the line item on its consolidated statement of operations entitled "net earnings (loss)" is the most directly comparable GAAP measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net earnings (loss) as an indicator of operating performance. EBITDA, as the company calculates it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the company's ability to fund its cash needs. As EBITDA excludes certain financial information compared with net earnings (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the type of events and transactions which are excluded. EBITDA, adjusted for certain unusual and infrequent items specifically excluded in the terms of the Senior Credit Facility, is also used as a measure for certain covenants under the Senior Credit Facility.

        The company's non-GAAP performance measure, EBITDA, has certain material limitations as follows:

  •
  It does not include interest expense. Because the company has borrowed substantial amounts of money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted it in generating revenue. Therefore, any measure that excludes interest expense has material limitations;

  •
  It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the company's operations, any measure that excludes taxes has material limitations;

  •
  It does not include depreciation. Because the company must utilize substantial property, plant and equipment in order to generate revenues in its operations, depreciation is a necessary and ongoing part of its costs. Therefore any measure that excludes depreciation has material limitations.

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Notes to Editor:

1.
Consolidated Statements follow.

2.
Foster Wheeler will conduct a conference call with analysts today (May 5) at 11:00 a.m. (EDT). The call will be accessible to the public by telephone or Webcast. To listen to the call by telephone in the United States, dial 877-692-2588 approximately ten minutes before the call. International access is available by dialing 973-321-1040. The conference call will also be available over the Internet at www.fwc.com or through StreetEvents at www.streetevents.com.

  A replay of the call will be available on the company's Web site as well as by telephone. To listen to the replay by telephone, dial 877-519-4471 or 973-341-3080 (replay pass code 4739511# required) starting one hour after the conclusion of the call through 8 p.m. (EDT) on Wednesday, May 19, 2004. The replay can also be accessed on the company's Web site for two weeks following the call.

3.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

4.
Safe Harbor Statement
This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K and the following, could cause the company's business conditions and results to differ materially from what is contained in forward- looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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05-05-04

Media Contact:	Richard Tauberman	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000

First-Quarter 2004 Conference Call Script
May 5, 2004

Operator:

Ladies and gentlemen, welcome to the Foster Wheeler Ltd. first-quarter earnings conference call.

(Operator instructions to participants.)

I would now like to turn the call over to Richard Tauberman, who leads the company's communications team. Please begin, sir.

Richard Tauberman:

Thank you, operator.

Good morning everyone, and thank you for joining us today. Our news release announcing our first-quarter 2004 results was issued this morning. We hope that you have had an opportunity to see it. The news release has also been posted to our Web site at www.fwc.com.

Before turning to the discussion of our financial results, let me remind you that any comments made today about future operating results or other future events are forward-looking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ substantially from such forward-looking statements. A discussion of factors that could cause actual results to vary is contained in Foster Wheeler's annual and quarterly reports filed with the SEC.

As you are probably aware, Foster Wheeler has filed documents with the Securities and Exchange Commission related to the company's proposed debt exchanges and we continue to be in a "quiet period." On the advice of counsel, we will not be opening up the call to questions. We intend to resume our regular Q&A sessions at the appropriate time. We're hoping that is as early as next quarter.

I'd like to introduce Ray Milchovich, Chairman, President and CEO of the company and John La Duc, Executive Vice President and CFO, who will provide commentary on the quarter.

Ray Milchovich:

Thank you, Richard, good morning everyone and thank you for joining us.

First off I want to say that I appreciate your continued understanding that due to our ongoing quiet period and the advice of counsel, our conference call again this quarter will not have the normal question and answer session. We have attempted in our prepared remarks to answer some of the questions that you might have asked.

Our top priority right now is to complete our equity for debt exchange. We have announced the structure of our proposed offer and we expect to begin soliciting security holders in the next two weeks. Assuming completion of the exchange, our debt would be reduced by nearly $500 million and interest expense would decline by approximately $30 million per year. The debt reduction, together with the sale of new notes to retire our funded bank debt, would eliminate all material scheduled corporate debt maturities until 2011. Our financial position would be significantly improved and we would have enhanced financial flexibility—allowing us to better support our global operating companies. Our goal is to complete the exchange by mid-June.

With the exception of one contract being managed by our European power unit, I am very pleased by the performance and EBITDA delivered by our operating companies in the first quarter, which generally met our expectations and our business plan. This contract is one of the last in our portfolio that was not subject to the rigorous proposal review and corporate wide risk management process that we instituted in early 2002.

A top priority for this year is to increase our backlog with bookings of high quality business. We are seeing increased activity in the E&C marketplace and during the quarter, orders for our current E&C businesses were the highest they have been in the last two years and all E&C businesses experienced year-over-year improvement in bookings. The power group has achieved a high level of success in closing projects that they bid, but the market remains depressed with a low level of activity. After a period of explosive growth in the European power business, orders have slowed. Our business has distinguished itself as a leader in the markets we serve and we continue to be well positioned.

I believe the successful completion of our recapitalization will enhance client confidence and allow us to take advantage of additional opportunities and increase our level of bookings across all of our businesses.

Some notable orders booked during the quarter:

  •
  In March we announced that Foster Wheeler Energy Limited, our UK subsidiary, was awarded the Oil Sector Program Management Office support contract in Iraq by the U.S. Department of Defense. The $6.8 million contract covers the first six months of service. We are currently monitoring the situation in Iraq very closely and are managing the mobilization accordingly.

  •
  Our U.K. business was also awarded an engineering, procurement, and construction contract for the low-sulfur, automotive diesel oil project for the Saudi Aramco Mobil Refinery. This work follows our completion of the front-end engineering design work for the project in October of 2003. The project upgrades facilities to meet increasingly stringent environmental requirements in Saudi Arabia. Foster Wheeler is a leader in clean fuels projects worldwide and has undertaken a number of successful assignments at this refinery over the past decade. Saudi Aramco is a strategic client and Saudi Arabia is a strategic region for our E&C business.

  •
  Our Singapore office has recently won more repeat business, the Simvastatin project, with Merck Sharp & Dohme in Singapore. Simvastatin is a medication for lowering the cholesterol level in the blood. This reflects our continued successful working relationship with this client and follows our successful handover last year of MSD's new secondary facility in Singapore, on schedule, under budget and with an award-winning safety performance. This award underscores the very positive performance our Singapore office has enjoyed in the local pharma market.

  •
  In Continental Europe, Foster Wheeler Italiana was awarded a contract by petroleum company ENI for the remediation at the site of their former refinery at La Spezia, Italy. The facility is expected to be developed as a commercial and residential area. We will be providing a broad range of engineering and environmental services including procurement, subcontract, field supervision and working with governmental authorities. Foster Wheeler Italiana was also awarded a contract by ERG for a new Ultra Desulphurization unit at their ISAB refinery in Italy. We will provide engineering, procurement and construction supervision on this important project.

  •
  Our North American power unit continues to book important new business. During the quarter, we were awarded a contract to provide a 100 MW circulating fluidized boiler for an industrial company in the Midwest. Our scope of services on the project includes design and supply of the CFB boiler, which is designed to burn bituminous coal, pet coke and natural gas, along with associated equipment.

Our domestic liquidity, defined as cash and unused credit line availability, strengthened in the quarter, and is forecast to remain sufficient throughout 2004.

Foster Wheeler has a long history of delivering exceptional quality, service and technology to a sophisticated client base worldwide. The technical excellence for which Foster Wheeler has been known for years combined with focused, lean, and knowledgeable project operations capability that we are developing, enable us to actively compete for worldwide business in the markets we serve. We believe we have built the foundation for successful future performance with the operational initiatives we have launched, combined with a significantly improved balance sheet that we are hopeful will soon be in place with the successful completion of our equity for debt exchange.

I'd now like to introduce John La Duc, our new CFO. We are very fortunate to have the benefit of John's experience and knowledge on our Foster Wheeler team. John.

John La Duc:

Thank you, Ray. This is my first earnings call with Foster Wheeler and I am very pleased to be here. Foster Wheeler has many opportunities to grow profitably and I'm looking forward to the completion of the restructuring and working with the management team to move the company forward and taking advantage of the many opportunities available to us.

Looking at second quarter results, new orders booked during the quarter were $630 million, compared with $476 million in the first quarter of last year.

On a segment basis, in our Engineering & Construction Group, new orders booked during the quarter were $474 million up substantially from $263 million last year. This was due to a broad range of oil and gas and pharmaceutical orders across the geographic markets we serve led the business booked in the quarter. As a result of higher expectations for world economic growth, in particular in the U.S. and Asia, and the resulting general boost in confidence of oil, gas and chemical companies, we are seeing some of the highest activity levels in the E&C market for some time.

In our Energy Group, new orders booked during the first quarter were $156 million down from $210 million of last year. Business remains challenging in this regard, but we continue to book orders of strategic significance.

Turning to backlog, consolidated backlog was $2.1 billion at the end of the quarter, compared with $3.5 billion at the end of the first quarter of 2003, and down slightly from backlog of $2.3 billion at year-end 2003 but essentially flat with the year end 2003 number. The E&C Group's backlog was $1.3 billion, down from $2.2 billion at the end of last year's first quarter and flat with year-end backlog. The Energy Group's backlog was $813 million, compared with $1.3 billion at the end of last year's first quarter and down slightly from year-end. Our backlog is not as high as we have seen in recent years, reflecting challenging market conditions we face and the high levels of operating revenues in 2003, but we are still gaining quality business. However, we are not yet reaching the level of bookings that we would like to see.

In order for our backlog to increase, we need our order levels to consistently exceed our revenues. First quarter we booked 88 percent of the revenue that we consumed during the quarter, still below the level needed to grow the backlog but this was our best quarter in the last six in this respect. After the equity for debt exchange is successfully completed, increasing the level of quality bookings and rebuilding our backlog is our number one priority for the year and we are encouraged by the opportunity we have to do so.

We recognize that the only way to win business in this competitive marketplace is to deliver service and equipment that add value to our clients at cost-competitive prices. In addition, our cost-reduction efforts and more disciplined project execution have resulted in better financial performance on most of our current contracts. We expect the cost reductions to increase margins as we move forward. We also expect the enhancements to our project execution capabilities and to our financial systems will allow us to pursue more of the largest component of our E&C target market, namely, lump-sum, turnkey projects. We expect that the completion of the equity for debt exchange, and the resulting improvement in our financial position, will provide better support for our operating companies as they compete for orders in their markets.

Turning to revenues, for the first quarter of 2004, we reported consolidated revenues of $702 million compared with $811 million last year. Consolidated EBITDA for the quarter was $43 million compared with $19 million last year. As many of you may have noted, there are a number of items worth noting this quarter. Included in the quarter was a non-cash asbestos gain of $11.7 million, a charge of $24.6 million for the re-evaluation of the profit estimate of one contract, and charges of $9.7 million for professional service expenses and severance benefits driven by our balance sheet and operational restructuring process. Assuming the successful closing of the equity for debt exchange offer, we would expect balance sheet and operational restructuring expenses to decline significantly in the second half of the year. Also included in the first quarter's results was a gain of $10.5 million on the sale of certain power project development rights in Italy. While the sale of the power project development rights is recorded as a one-time gain, the business in Italy has historically included development and sales of such project rights, and is continuing to actively develop other project rights that are expected to be offered for sale in the future.

On a segment basis, E&C Group revenues for the quarter were $420 million compared with $483 million in the first quarter of 2003. EBITDA for the Group was $33 million for the quarter, up substantially compared with $12 million last year. Last year's EBITDA included the $15.3 million gain on the sale of the assets of the environmental business, severance costs of $2.8 million and charges of $21.1 million for revisions to the estimates on the environmental contracts that were retained. Included in this quarter's EBITDA was the pre-tax gain of $10.5 million on the sale of the development rights on a project in Italy.

Turning to the Energy segment, Energy Group revenues for the first quarter were $270 million, compared with $326 million in 2004. EBITDA for the group in the first quarter was $17 million, compared with $31 million last year. Included in EBITDA for the quarter was the charge of $24.6 million for the re-evaluation of the profit estimate on a fixed price power contract in Europe. The impact of lower revenues was essentially offset by the favorable impact of cost reductions and better execution on projects in North America.

Coming back to asbestos, we recorded an asbestos gain of $11.7 million. During the quarter, we settled with additional asbestos insurance carriers resulting in the reversal of $11.7 million of a $68.1 million non-cash charge recorded in the fourth quarter of 2003. The company expects to settle with an additional insurance carrier during the second quarter, bringing the total amount of the 2003 charge to be reversed to $15 million, as expected.

During the quarter, we received 3,900 new asbestos claims and we resolved 3,280 claims. At the end of the quarter, we had approximately 171,480 claims pending, and that included 24,500 claims that have been placed on inactive dockets established for claimants who have alleged minimal or no impairment. Although the 24,500 claims are inactive, they are included in the projected liability on our balance sheet. During the quarter, asbestos indemnity and defense costs were approximately $23.9 million in the first quarter, all of which were covered by insurance proceeds.

We currently project that the company will not be required to fund any asbestos liabilities from its cash flow for at least six years. And we are continuing our strategy of settling with insurance carriers by monetizing policies or arranging coverage in place agreements. This strategy is designed to reduce future cash payments from the company to cover future asbestos liabilities.

Now I'd like to turn the call back to Ray for concluding remarks.

Ray Milchovich:

Thank you, John. Let me just quickly summarize the key messages for the quarter.

  1.
  Our top priority is to complete our equity for debt exchange and we have a goal of mid-June to finish the process. The debt reduction from this transaction will significantly improve our financial position and enhance our financial flexibility allowing us to better support our global operating companies.

  2.
  Our domestic liquidity strengthened in the quarter and is forecast to remain sufficient throughout 2004. In addition, worldwide operating performance for our business units continues to generate positive cash flow.

  3.
  Although our backlog has declined, we continue to win quality business with strategic and tactical importance and are seeing a steady level of opportunities around the world in the markets we serve. We are firmly focused in 2004 on increasing our backlog with bookings of high quality business and believe that completing our recapitalization will enhance client confidence and allow us to take advantage of additional opportunities.

  4.
  The operational improvement initiatives we have instituted over the last two years are yielding the positive results we envisioned. I believe that these improvements, combined with a stronger balance sheet, will provide Foster Wheeler with the ability to grow our global businesses and reach our true potential.

Richard Tauberman:

Thank you for your attention. We appreciate your participation today. As we mentioned at the beginning of the call, we will not be conducting our normal Q&A session and we appreciate your understanding. We look forward to speaking with you over the coming months. Thank you, and good-bye.

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FOSTER WHEELER ANNOUNCES FIRST-QUARTER FINANCIAL RESULTS
RECONCILIATION OF EBITDA TO NET EARNINGS/(LOSS) (In Thousands of Dollars)